

NEWS RELEASE

Orla Confirms Strong Carlin-Type Gold Mineralization at North Bullion Deposit and Defines New Drill Targets across the South Railroad Project
51.8m @ 3.24 g/t Au (Sulphide)
42.7m @ 3.96 g/t Au, incl. 3.10m @ 21.1g/t (Sulphide)

Vancouver, BC – April 4, 2024 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on its exploration at the South Railroad Project ("South Railroad" or the "Project") including 2023 activities and 2024 work plans. This news release presents the second of two updates and highlights Orla's regional drilling activities at the Project.

Highlights:

- Confirmation of strong Carlin-Type mineralization at North Bullion sulphide deposit.

- Infill and metallurgical drilling at Jasperoid Wash near-surface oxide deposit.

- Mineralization extensions at North Bullion and Jasperoid Wash deposits.

- Identification of potential deposit extensions and new targets on South Railroad Project.

- Extension of key mineralized trend with planned addition of the Pony Creek property through the acquisition of Contact Gold Corp. ("Contact Gold").

"Since our acquisition of the South Railroad project in August 2022, we've made tremendous progress in our exploration efforts on the South Carlin Trend. Recent positive drill results beyond the projected oxide open pits at Pinion and Dark Star deposits reveal significant potential for resource expansion. These new drill results, ongoing target definition efforts, and the forthcoming acquisition of the Pony Creek project, scheduled to close in the second quarter, underscore our commitment to exploration and discovery in the region. With expanded 2024 program planned, we aim to drill over 22,000 metres, with the goal of unlocking further value from this exceptional project."

- Sylvain Guerard, Orla's Senior Vice President, Exploration


South Railroad Property
Pony Creek
Contact Gold Acquisition
(News release dated February 26, 2024)
Mineralized Zones
Au Soil Anomaly (>10ppb)
Nevada Gold Mines
2024 Planned Program
Near Mine
Resource Extension
Drill Testing
N
Rain Mine
Emigrant Mine
North Bullion Ext
Bullion Stock
Ranch
Pinion SB
Dark Star
Bright Star
(Not owned by Orla)
Elliot Dome
Jasperoid Wash Ext
Porter
Robinson
Willow
Mustang
Stallion
Appaloosa
Pony Spur
Stallion-Bowl Trend
Palomino
10 Km

Figure 1: Property Map with 2024 Drill Targets


N
Rain Mine
Emigrant Mine
Sweet Hollow Gap
RR23-01 30.5m @ 1.30 g/t Au (Sx)
incl. 6.1m @ 2.13 g/t Au
RR23-10 9.1m @ 0.57 g/t Au (Sx)
POD Extension
RRC23-04 1.7m @ 487 g/t Ag
2.1m @ 534 g/t Ag
Incl. 0.6m @ 1511 g/t Ag
0.8m @ 163 g/t Ag
6.4m @ 95 g/t Ag
Incl. 1.2m @ 349 g/t Ag
3.7m @ 477 g/t Ag
Incl. 1.5m @ 1101 g/t Ag
Jasperoid Wash
JWC23-01 Infill/Met 17.7m @ 0.53 g/t Au (Ox)
24.9m @ 0.32 g/t Au (Ox)
JWC23-02 Infill/Met 44.2m @ 0.85 g/t Au (Ox)
Incl. 18.3m @ 1.21 g/t Au
JWC23-03 9.5m @ 0.24 g/t Au (Ox)
15.5m @ 0.27 g/t Au (Ox)
JWC23-04 21.9m @ 0.23 g/t Au (Ox)
10.7m @ 0.20 g/t Au (Ox)
JWC23-05 15.2m @ 0.19 g/t Au (Ox)
6.7m @ 0.37 g/t Au (Ox)
Bullion Stock
Pinion
Stallion
Dark Star
Bright Star
(Not owned by Orla)
Appaloosa
Bowl
10 Km
North Bullion
Infill Drill Program (Sx)
RR23-04 24.4m @ 2.37 g/t Au
incl. 15.2m @ 3.46 g/t Au
62.5m @ 1.07 g/t Au
incl. 6.1m @ 2.59 g/t Au
RR23-05 51.8m @ 3.24 g/t Au
incl. 44.2m @ 3.60 g/t Au
RR23-06 24.4m @ 2.00 g/t Au
incl. 16.8m @ 2.56 g/t Au
RR23-09 42.7m @ 3.96 g/t Au
incl. 13.7m @ 7.09 g/t Au
& incl. 3.1m @ 21.1 g/t Au
65.5m @ 1.15 g/t Au
RR23-12 21.3m @ 2.55 g/t Au
incl. 13.7m @ 3.50 g/t Au
27.4m @ 0.81 g/t Au
RR23-13 105.2m @ 1.78 g/t Au
incl. 54.9m @ 2.54 g/t Au
RR23-14 16.2m @ 1.24 g/t Au
52.5m @ 1.17 g/t Au
incl. 5.9m @ 3.85 g/t Au
RRC23-01 23.8m @ 1.51 g/t Au
incl. 7.9m @ 2.50 g/t Au
RRC23-02 17.1m @ 2.27 g/t Au
incl. 9.5m @ 3.64 g/t Au
9.4m @ 4.30 g/t Au
incl. 1.8m @ 11.6 g/t Au
South Railroad Property
Pony Creek
Contact Gold Acquisition
(News release dated February 26, 2024)
Mineralized Zones

Figure 2: 2023 South Railroad exploration highlights

North Bullion Deposit – *Upgrading Sulphide Resources*

Following the positive drill intersections reported outside the projected open pit at South Railroad (see March 7, 2023 news release), Orla is pleased to report strong drill results from the infill drill program at North Bullion (Figure 3).

The North Bullion deposit, located in the northern part of the South Railroad property, approximately 9.5 kilometres north of the Pinion Deposit, contains a sulphide inferred mineral resource of 3.72 million tonnes grading 4.49 grams per tonne of gold (g/t Au), for a total of 457,000 ounces. The 2023 infill drilling program successfully achieved its objectives in validating historical data for upgrading the mineral resource estimate category from inferred to indicated. Assay results confirmed positive gold values consistent with historical assays (Figure 4), leading to a revision of the geological model and identification of targets for the 2024 drilling extensions of the deposit.

North Bullion 2023 Results	
RR23-05	3.24 g/t Au over 51.8 m (sulphide)
RR23-04	2.37 g/t Au over 24.4 m (sulphide)
incl.	3.46 g/t Au over 15.2 m
RR23-12	2.55 g/t Au over 21.3 m (sulphide)
incl.	3.09 g/t Au over 16.8 m
RR23-13	1.78 g/t Au over 105.2 m (sulphide)
incl.	2.54 g/t Au over 54.9 m



Figure 3: North Bullion and POD 2023 drill hole locations.

South Railroad Satellite Deposit Drill Program

Building on the 2022 exploration program, which concentrated on advancing satellite deposits (see news release dated February 8, 2023), Orla conducted a 2023 drilling campaign focused on testing exploration targets across the South Railroad property. This 2023 program returned encouraging assay results justifying follow-up exploration drilling in 2024 on the extension of the North Bullion and Jasperoid Wash mineralized zones.

North Bullion Extension – *Targeting Sulphide Growth*

Infill drilling at North Bullion identified a steep east-northeast dipping structure controlling sulphide-hosted high-grade gold mineralization. Review of historical geophysical data suggests the structure controlling high-grade gold mineralization continues to the north-northwest of the currently defined North Bullion deposit and may be analogous to the northwest-southeast structural control noted at Nevada Gold Mines Rain deposit 7.4 kilometres to the north. As a result, drilling is planned in 2024 to test the extension northwest of the deposit (Figure 4).


NORTH BULLION
VERTICAL SECTION - LOOKING NE (+/- 50m)
Intercepts
Reported in this news release
Historical
Histogram Scale
Au g/t
1
5
10
15
20
25
Units
Post Mineral
MLBX
Chainman Webb
Micrite
Devils Gate
Inferred Resource Open Pit
($1750/Oz Au)
2000m
1800m
1600m
1600m
Post Mineral
Micrite
Chainman Webb
MLBX
Devils Gate
2024 Drill Target
RR23-13
105.2m @ 1.78g/t Au
incl. 54.86m @ 2.54g/t Au
RR16-01
60.2m @ 3.41g/t Au
incl. 5.8m @ 12.9g/t Au
RRC23-01
23.8m @ 1.51g/t Au
incl. 7.9m @ 2.50g/t Au
RR23-09
42.7m @ 3.96g/t Au
incl. 13.7m @ 7.09g/t Au
& incl. 3.1m @ 21.07g/t Au
RR23-09
65.5m @ 1.15g/t Au
RRC23-02
9.4m @ 4.30g/t Au
incl. 1.8m @ 11.6g/t Au
RR23-12
21.3m @ 2.55g/t Au
incl. 13.7m @ 3.50g/t Au
RR23-14
52.5m @ 1.17g/t Au
incl. 5.9m @ 3.85g/t Au
400m
Composites cut off grade SX = 0.5g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m

Figure 4: North Bullion 2023 infill drill result highlights.

Jasperoid Wash – *Targeting Oxide Additions*

Drilling at the Jasperoid Wash deposit, located approximately 6 kilometres south of the Pinion Deposit, targeted potential shallow gold mineralization along the north extension of the mineralized trend (Figure 5). Selective infill drilling was conducted to confirm the geological model and provide material for metallurgical testing. Results confirmed significant oxide mineralization in and below inferred resource open pits, such as holes JWC23-01: **0.53 g/t Au over 17.7 m** and JWC23-02: **0.85 g/t Au over 44.2 m**. Drilling also intercepted shallow low-grade gold mineralization outside the inferred resource open pits (JWC23-04: **0.23 g/t Au over 21.9 m** in oxide, Figure 6).

In 2024, follow-up drilling will aim to increase the oxide resources beyond the currently defined inferred resource open pits. Drilling will target an approximately 200-metre by 300-metre area underlain by favourable siliciclastic host rocks (Pennsylvanian-Permian conglomerate) with a coincident gold-in-soil anomaly, suggesting potential underlying mineralization, to the east of the north-south mineralized zone.



Figure 5: Jasperoid Wash 2023 drill hole locations.


JASPEROID WASH
VERTICAL SECTION - LOOKING N (+/- 25m)
Inferred Resource Open Pit
($1750/Oz Au)
JWC23-03
JWC23-04
JWC23-05
Inferred Resource Open Pit
($1750/Oz Au)
Penn-Perm
Conglomerate
10.0m @ 0.24g/t Au
9.5m @ 0.24g/t Au
15.5m @ 0.27g/t Au
2400m
2400m
Penn-Perm
Siltstone lower
Intrusion
21.9m @ 0.23g/t Au
10.7m @ 0.20g/t Au
2.4m @ 0.20g/t Au
1.6m @ 0.24g/t Au
15.2m @ 0.19g/t Au
1.5m @ 0.19g/t Au
1.5m @ 0.17g/t Au
3.0m @ 0.30g/t Au
2.4m @ 0.19g/t Au
1.5m @ 0.19g/t Au
6.7m @ 0.37g/t Au
Alteration
Clay
2200m
2200m
Miss. Tonka unit
Intercepts
Reported in this
news release
Historical
Au g/t
Histogram
Scale
0.2
0.5
1.0
1.5
2.0
250m
Composites cut off grade Ox/Tr = 0.17g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m

Figure 6: Jasperoid Wash 2023 drill result highlights.

POD Extension – *High Grade Silver Potential*

Drilling in the POD area targeted the potential northwest extension of the deposit. This recent drilling intercepted high-grade silver mineralization, including RRC23-04: **534 g/t Ag over 2.1m**, including 1,511 g/t Ag over 0.6m, and **477 g/t Ag over 3.7m**, including 1,101 g/t Ag over 1.5m. Follow-up drilling in 2024 is planned to the southwest, near the Bullion Stock, which is interpreted as the potential intrusive source of this distinct style of mineralization.

2024 Exploration Drill Program

In 2023, Orla's exploration successfully demonstrated mineralization beyond projected open pits, advanced satellite deposits, and identified new target areas. This work significantly enhances the Project's geological potential for resource growth and new discoveries. Continuing into 2024, Orla has planned a drill program of approximately 22,800 metres.

The planned 2024 exploration program includes 4,400 metres of drilling to extend mineralization at the Pinion and Dark Star deposits, 6,400 metres of drilling to test extensions and grow satellite deposit resources, and 12,000 metres to drill test exploration targets on the South Railroad and Pony Creek properties (Figure 1).

Expanding Projected Oxide Open Pits

Building on the near-deposit exploration in 2023, the Company is looking to extend mineralization and expand gold resources and reserves at Pinion and Dark Star.

At Dark Star, Orla will follow-up on high-grade oxide drill results obtained outside the projected open pit, such as the recent intercept of **36.6m at 3.53 g/t Au**, including **19.8m at 5.23 g/t Au** (oxide; see news



release dated March 7, 2024). The 2024 drilling program will target the potential extension of oxide gold mineralization while also testing for high-grade sulphide mineralization. This will involve exploring down-dip and the northern extensions of key structures hosting high-grade mineralization, as well as assessing the continuity of gold mineralization between Dark Star's northern and southern pits.

At the Pinion Deposit, Orla will focus on the southeast extension area where recent drilling revealed continuous mineralization, including **112.7m at 0.72 g/t Au** in oxide (news release dated March 7, 2024), aiming to increase ounces and upgrade blocks from inferred to indicated resource category.

Advancing Satellite Mineralized Zones:

Orla will target the extension of mineral resources at satellite deposits in 2024, including extending sulphide mineralization at North Bullion and targeting shallow oxide mineralization at Jasperoid Wash on the South Railroad property. Following Orla's proposed acquisition of Contact Gold in the second quarter of 2024, drilling on Pony Creek will focus on extending oxide mineralization at the Stallion and Appaloosa mineralized zones.

New Exploration Targets:

In 2024, Orla will drill test new exploration targets across the South Railroad and Pony Creek properties. The focus will be on Carlin-type oxide hosted gold mineralization in the southern part of South Railroad and northern part of Pony Creek, where strong Au-in-soil anomalies remain untested. In the northern part of South Railroad, corresponding to the original Railroad District area, Orla will target potential skarn-hosted Au(-Ag-Cu) mineralization supported by magnetic anomalies near the margins of the granodioritic Bullion stock.

2024 Exploration Budget:

To enhance continued exploration efforts at the extended South Railroad project, Orla intends to increase the exploration budget by $3.0 million, subject to closing of the Contact Gold acquisition. This additional expenditure will increase the total 2024 exploration spend at South Railroad to $13.0 million.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2023 drilling programs at the South Railroad property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control –2023 Drill Program

All gold results at South Railroad were obtained by fire assay fusion and optical emission finish (FAPB30-ICP) at American Assay Laboratories in Sparks, Nevada, USA. Over limit gold assays were determined using fire assay fusion with gravimetric finish (GRAVAu-30). Gold cyanide extraction was determined 8 using a 2-hour cyanide leach (AuCN30). All other elements were determined by 4 acid and boric acid dissolution with ICP-OES+MS method (ICP-2AM50). Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Certified reference material (standards), blank, or rig duplicate were inserted approximately every tenth sample for Quality



Assurance/Quality Control purposes by the Company. American Assay Laboratories is independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at South Railroad.

For additional information on the Company's previously reported drill results, see the Company's press releases dated February 8, 2023 (*Orla Mining Drills Significant Gold Intersections at Multiple Oxide Targets upon Reactivation of Exploration at South Railroad Project, Nevada*), and March 7, 2024 (*Orla Mining Drills Oxide Mineralization Outside Projected Open Pits at South Railroad Project in Nevada*). For additional information on South Railroad, see the technical report entitled "*South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada*" dated March 23, 2022, which is available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project and a copper-gold sulphide resource. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the potential mineralization at South Railroad based on the 2023 drill program, including potential resource expansion and the Company's ability to unlock further value from the project and make new discoveries; the Company's proposed transaction with Contact Gold, including the closing of the transaction and the timing thereof; and the Company's 2024 drill program, including the planned expenditures, goals, and timing thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit

facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; the impact of coronavirus ("COVID-19") on the Company's operations; that the Company's activities will be in accordance with the Company's public statements and stated goals; the Company's transaction with Contact Gold, including the closing and timing thereof; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks associated with the Company's transaction with Contact Gold, including the failure to obtain securityholder, regulatory or court approvals in connection with the transaction; uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Appendix: Drill Results

Table 1: North Bullion Composite Drill Results (Composites Ox/Tr 0.17g/t Au cog & Sx 0.5g/t Au cog)

HOLE-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	CN Rec (%)	Au GXM	Oxide Domain	Including 1g/t Au COG	Including 2g/t Au COG	Including 10g/t Au HG
RR23-01	137.16	140.21	3.0	1.04	6.7	3.17	Sulphide	1.52m @ 1.21g/t Au & 4.1% CN Rec		
RR23-01	294.13	297.18	3.0	0.68	3.6	2.08	Sulphide			
RR23-01	310.90	312.42	1.5	0.57	5.3	0.87	Sulphide			
RR23-01	324.61	355.09	30.5	1.30	4.7	39.55	Sulphide	22.86m @ 1.58g/t Au & 5% CN Rec	6.1m @ 2.13g/t Au & 5% CN Rec 1.52m @ 2.8g/t Au & 8.2% CN Rec	
RR23-01	370.33	371.86	1.5	0.86	2.3	1.31	Sulphide			
RR23-04	163.07	187.45	24.4	2.37	3.3	57.86	Sulphide	15.24m @ 3.46g/t Au & 4.5% CN Rec	15.24m @ 3.46g/t Au & 4.5% CN Rec	
RR23-04	259.08	321.56	62.5	1.07	3.9	66.90	Sulphide	9.14m @ 1.54g/t Au & 5.2% CN Rec 6.1m @ 2.59g/t Au & 4.1% CN Rec 15.24m @ 1.15g/t Au & 3.6% CN Rec	6.1m @ 2.59g/t Au & 4.1% CN Rec	
RR23-04	329.18	353.57	24.4	0.60	1.9	14.75	Sulphide	1.52m @ 1.03g/t Au & 1% CN Rec		
RR23-05	138.68	141.73	3.0	1.16	1.3	3.54	Sulphide	1.52m @ 1.56g/t Au & 1.3% CN Rec		
RR23-05	150.88	202.69	51.8	3.24	3.0	168.06	Sulphide	48.77m @ 3.4g/t Au & 3.1% CN Rec	44.2m @ 3.6g/t Au & 2.9% CN Rec	
RR23-06	173.74	198.12	24.4	2.00	1.2	48.82	Sulphide	18.29m @ 2.44g/t Au & 1.2% CN Rec	16.76m @ 2.56g/t Au & 1.2% CN Rec	
RR23-08	286.51	297.79	11.3	0.51	1.6	5.73	Sulphide			
RR23-09	207.57	250.24	42.7	3.96	8.7	168.90	Sulphide	42.67m @ 3.96g/t Au & 8.7% CN Rec	20.73m @ 3g/t Au & 9.7% CN Rec 13.72m @ 7.09g/t Au & 7.4% CN Rec	3.05m @ 21.07g/t Au & 11.2% CN Rec
RR23-09	311.51	377.04	65.5	1.15	3.2	75.61	Sulphide	46.63m @ 1.33g/t Au & 3.6% CN Rec 1.52m @ 1.76g/t Au & .6% CN Rec	1.52m @ 2g/t Au & 5.5% CN Rec 1.52m @ 2.08g/t Au & 4.3% CN Rec	
RR23-10	92.96	96.01	3.0	0.59	4.2	1.80	Sulphide			
RR23-10	292.61	301.75	9.1	0.57	1.0	5.20	Sulphide			
RR23-10	332.23	338.33	6.1	0.64	1.8	3.92	Sulphide			
RR23-10	361.19	362.71	1.5	0.52	9.6	0.80	Sulphide			
RR23-12	323.09	344.42	21.3	2.55	0.8	54.46	Sulphide	16.76m @ 3.09g/t Au & .8% CN Rec	13.72m @ 3.5g/t Au & .9% CN Rec	
RR23-12	355.09	382.52	27.4	0.81	2.9	22.23	Sulphide	7.62m @ 1.17g/t Au & 1.3% CN Rec 4.57m @ 1.66g/t Au & 7.1% CN Rec	1.52m @ 2.3g/t Au & 7% CN Rec	
RR23-13	275.84	381.00	105.2	1.78	1.7	187.70	Sulphide	76.2m @ 2.16g/t Au & 1.5% CN Rec 6.1m @ 1.65g/t Au & 2.1% CN Rec	54.86m @ 2.54g/t Au & 1.7% CN Rec 3.05m @ 2.42g/t Au & 2.5% CN Rec	
RR23-14	265.48	281.64	16.2	1.24	1.4	19.98	Sulphide	11.28m @ 1.5g/t Au & 1.4% CN Rec	1.07m @ 3.19g/t Au & 3.4% CN Rec 2.13m @ 3.57g/t Au & .8% CN Rec	
RR23-14	299.44	305.11	5.7	1.09	0.8	6.16	Sulphide	2.44m @ 1.48g/t Au & .9% CN Rec		
RR23-14	317.91	320.50	2.6	0.59	1.7	1.52	Sulphide			
RR23-14	327.48	379.93	52.5	1.17	2.2	61.20	Sulphide	10.67m @ 2.77g/t Au & 2.3% CN Rec 9.75m @ 1.35g/t Au & 1.4% CN Rec	5.88m @ 3.85g/t Au & 3% CN Rec 3.66m @ 2.15g/t Au & 1.8% CN Rec	
RRC23-01	191.11	194.16	3.0	1.14	4.0	3.46	Sulphide	3.05m @ 1.14g/t Au & 4% CN Rec		
RRC23-01	232.26	256.03	23.8	1.51	7.9	35.88	Sulphide	17.37m @ 1.86g/t Au & 6.5% CN Rec	7.92m @ 2.5g/t Au & 6.6% CN Rec	
RRC23-02	198.58	204.83	6.2	0.64	0.8	4.01	Sulphide			
RRC23-02	220.07	223.11	3.0	0.87	5.3	2.65	Sulphide	1.52m @ 1.21g/t Au & 5% CN Rec		
RRC23-02	232.26	249.33	17.1	2.27	4.8	38.79	Sulphide	15.54m @ 2.47g/t Au & 4.8% CN Rec	9.45m @ 3.64g/t Au & 6.2% CN Rec	
RRC23-02	266.40	267.92	1.5	0.68	0.7	1.03	Sulphide			
RRC23-02	277.98	279.50	1.5	0.60	0.8	0.92	Sulphide			
RRC23-02	329.79	335.28	5.5	0.76	1.4	4.15	Sulphide	1.22m @ 1.24g/t Au & 2.4% CN Rec		
RRC23-02	346.25	355.70	9.4	4.30	2.1	40.62	Sulphide	9.45m @ 4.3g/t Au & 2.1% CN Rec	9.45m @ 4.3g/t Au & 2.1% CN Rec	1.83m @ 11.6g/t Au & 6.6% CN Rec
RRC23-02	361.80	369.42	7.6	0.82	1.5	6.26	Sulphide			
RRC23-02	377.04	385.27	8.2	0.82	0.7	6.73	Sulphide			

Criteria: Cut off grade Ox/Tr 0.17g/t Au & Sx 0.5g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m

OX= Oxide, TR= Transition, SX= Sulphide. True width of intercepts is uncertain but estimated to range between 40-85% of core length.



Table 2: POD Regional Program Composite Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Including
RRC23-04	84.28	85.95	1.7	0.01	487.0	
RRC23-04	155.30	157.43	2.1	0.01	533.9	0.6m @ 1511g/t Ag
RRC23-04	212.90	213.67	0.8	0.01	163.0	
RRC23-04	226.92	233.32	6.4	0.02	95.0	1.2m @ 349g/t Ag
RRC23-04	258.32	261.98	3.7	0.06	477.0	1.5m @ 1101g/t Ag

Criteria: Cut off grade 41.7g/t Ag, minimum length 1.5m, maximum consecutive internal waste 6m, if Ag grade x length > 62.5 the composite will be added. True width of intercepts are uncertain.

Table 3: Jasperoid Wash Regional Program Composite Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	CN Rec (%)	Au GXM	Oxide Domain	Including 0.5g/t Au COG	Including 1g/t Au COG
JW23-03	132.59	134.11	1.5	0.17	74.7	0.27	Oxide		
JW23-04	225.55	227.08	1.5	0.20	40.8	0.30	Oxide		
JWC23-01	0.00	17.68	17.7	0.53	91.0	9.37	Oxide	10.67m @ .73g/t Au & 96.5% CN Rec	1.52m @ 1.99g/t Au & 97% CN Rec
JWC23-01	38.28	42.73	4.4	0.35	59.1	1.57	Oxide		
JWC23-01	127.04	128.38	1.3	0.73	33.0	0.98	Sulphide		
JWC23-01	128.38	153.31	24.9	0.32	84.9	8.00	Oxide	1.31m @ 1.15g/t Au & 70.4% CN Rec	1.31m @ 1.15g/t Au & 70.4% CN Rec
JWC23-02	3.66	47.85	44.2	0.85	76.6	37.56	Oxide	42.67m @ .86g/t Au & 76% CN Rec	2.74m @ 1.46g/t Au & 96.6% CN Rec 18.29m @ 1.21g/t Au & 59% CN Rec
JWC23-02	117.35	118.87	1.5	0.27	93.3	0.41	Oxide		
JWC23-03	21.95	31.91	10.0	0.24	81.8	2.37	Oxide		
JWC23-03	47.24	56.78	9.5	0.24	88.1	2.26	Oxide		
JWC23-03	63.09	78.64	15.5	0.27	81.4	4.24	Oxide		
JWC23-03	92.66	94.18	1.5	0.19	94.7	0.29	Oxide		
JWC23-04	41.45	63.40	21.9	0.23	80.3	5.00	Oxide	1.52m @ .58g/t Au & 82.5% CN Rec	
JWC23-04	72.85	83.52	10.7	0.20	75.0	2.16	Oxide		
JWC23-04	89.67	92.05	2.4	0.20	79.2	0.48	Oxide		
JWC23-05	5.09	6.71	1.6	0.24	84.4	0.38	Oxide		
JWC23-05	12.80	28.04	15.2	0.19	79.3	2.86	Oxide		
JWC23-05	38.71	40.23	1.5	0.17	76.0	0.26	Oxide		
JWC23-05	49.07	52.12	3.0	0.30	82.0	0.91	Oxide		
JWC23-05	63.09	65.47	2.4	0.19	84.4	0.46	Oxide		
JWC23-05	70.10	71.63	1.5	0.19	83.3	0.29	Oxide		
JWC23-05	85.34	92.05	6.7	0.37	73.4	2.50	Oxide	2.26m @ .6g/t Au & 72.1% CN Rec	

Criteria: Cut off grade Ox/Tr 0.17g/t Au & Sx 0.5g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m
OX= Oxide, TR= Transition, SX= Sulphide. True width of intercepts is uncertain but estimated to range between 30-85% of core length.

Table 4: South Railroad Drill Hole Collars

Hole number	Target	Hole type	Grid	Easting m	Northing m	Elevation m	az_utm	dip	Depth (m)
JW23-01	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585673.9	4472391.86	2310.4	30.0	-45.0	97.5
JW23-02	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585363.6	4472432.08	2328.9	30.0	-60.0	262.1
JW23-03	Jasperoid Wash	RC	NAD27 / UTM zone 11N	585093.7	4472480.24	2325.5	30.0	-60.0	298.7
JW23-04	Jasperoid Wash	RC	NAD27 / UTM zone 11N	584802.6	4472044.61	2188.2	60.0	-50.0	243.8
JWC23-01	Jasperoid Wash	DD	NAD27 / UTM zone 11N	584849.3	4473494.46	2356.1	0.0	-60.0	162.2
JWC23-02	Jasperoid Wash	DD	NAD27 / UTM zone 11N	584847.6	4473502.32	2356.0	180.0	-60.0	118.9
JWC23-03	Jasperoid Wash	DD	NAD27 / UTM zone 11N	585167.3	4473160.95	2462.8	70.0	-50.0	94.2
JWC23-04	Jasperoid Wash	DD	NAD27 / UTM zone 11N	585068.5	4473181.95	2427.3	70.0	-50.0	92.0
JWC23-05	Jasperoid Wash	DD	NAD27 / UTM zone 11N	584949.1	4473165.68	2396.1	70.0	-50.0	92.0
RR23-01	North Bullion	RC	NAD27 / UTM zone 11N	584864.3	4488438.04	2064.3	220.0	-70.0	426.7
RR23-02	North Bullion	RC	NAD27 / UTM zone 11N	584945.4	4488230.79	2045.3	220.0	-70.0	408.4
RR23-03	North Bullion	RC/DD	NAD27 / UTM zone 11N	584954.7	4488800.08	1989.6	180.0	-83.0	198.1
RR23-04	North Bullion	RC	NAD27 / UTM zone 11N	584870.5	4488604.17	2028.5	160.0	-75.0	353.6
RR23-05	North Bullion	RC	NAD27 / UTM zone 11N	584871.7	4488605.53	2028.5	125.0	-70.0	243.8
RR23-06	North Bullion	RC	NAD27 / UTM zone 11N	584863.4	4488608.55	2028.5	35.0	-78.0	249.9
RR23-07	North Bullion	RC/DD	NAD27 / UTM zone 11N	584817.1	4488931.71	1993.5	225.0	-70.0	219.5
RR23-08	North Bullion	RC/DD	NAD27 / UTM zone 11N	584784.9	4488795.27	2002.0	210.0	-70.0	326.3
RR23-09	North Bullion	RC/DD	NAD27 / UTM zone 11N	585073.5	4488799.80	1981.4	238.0	-66.0	381.6
RR23-10	North Bullion	RC	NAD27 / UTM zone 11N	584806.0	4488276.42	2057.1	220.0	-70.0	365.8
RR23-11	POD	RC	NAD27 / UTM zone 11N	583754.3	4487685.30	2233.4	210.0	-75.0	365.8
RR23-12	North Bullion	RC	NAD27 / UTM zone 11N	584953.0	4488807.28	1989.6	315.0	-87.0	426.7
RR23-13	North Bullion	RC	NAD27 / UTM zone 11N	584953.3	4488805.48	1989.7	248.0	-83.0	419.1
RR23-14	North Bullion	RC/DD	NAD27 / UTM zone 11N	584953.9	4488801.38	1989.0	180.0	-83.0	420.0
RR23-15	North Bullion	RC	NAD27 / UTM zone 11N	583779.5	4488645.29	2116.6	0.0	-90.0	542.5
RRC23-01	North Bullion	DD	NAD27 / UTM zone 11N	585075.5	4488804.10	1981.4	230.0	-71.0	257.3
RRC23-02	North Bullion	DD	NAD27 / UTM zone 11N	585066.2	4488855.24	1976.5	220.0	-70.0	412.1
RRC23-03	North Bullion	DD	NAD27 / UTM zone 11N	584946.4	4488801.55	1989.5	253.0	-75.0	93.9
RRC23-04	POD	DD	NAD27 / UTM zone 11N	583792.5	4487709.66	2219.1	210.0	-75.0	332.1